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Exhibit 99.1

         BIOVAIL CORPORATION
FIRST QUARTER 2003 INTERIM REPORT
FOR CANADIAN REGULATORY PURPOSES (RESTATED)

BIOVAIL CORPORATION
FIRST QUARTER 2003 INTERIM REPORT

INDEX

        All dollar amounts in this report are expressed in U.S. dollars.

        As used in this report, unless the context otherwise indicates, the terms "we", "us", "our" and similar terms, as well as references to "Biovail" or the "Company", mean Biovail Corporation together with its subsidiaries.

        The following words and logos are trademarks of the Company and may be registered in Canada, the United States and certain other jurisdictions: Biovail, Cardizem®, Tiazac®, Teveten®, Vasotec®, Vaseretic®, CEFORM™, Shearform™, FlashDose®, Instatab™, SportSafe™, DrinkUp™ and Cardisense®.

1                                            First Quarter 2003 Interim Report
For Canadian Regulatory Purposes — Restated

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS
In accordance with Canadian generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars)

	March 31 2003	December 31 2002
	(Unaudited)	(Audited)
	(Restated — note 2)
ASSETS
Current
Cash and cash equivalents	$13,225	$56,080
Accounts receivable	198,923	190,980
Inventories [note 4]	65,475	53,047
Deposits and prepaid expenses	25,433	21,524

	303,056	321,631
Long-term investments	79,609	79,324
Property, plant and equipment, net	146,094	136,784
Goodwill, net	104,931	104,827
Intangible assets, net [note 5]	1,431,165	1,500,397
Other assets, net	89,531	94,703

	$2,154,386	$2,237,666

LIABILITIES
Current
Accounts payable	$59,173	$71,641
Accrued liabilities	118,794	106,005
Income taxes payable	38,470	35,691
Deferred revenue	13,765	9,231
Current portion of long-term obligations [note 6]	118,588	122,590

	348,790	345,158
Deferred revenue	17,050	18,200
Long-term obligations [note 6]	481,170	609,521

	847,010	972,879

SHAREHOLDERS' EQUITY
Common shares [note 7]	1,457,237	1,455,548
Stock options outstanding	3,528	4,206
Executive Stock Purchase Plan loans	(9,988)	(9,988)
Deficit	(147,218)	(182,586)
Cumulative translation adjustment	3,817	(2,393)

	1,307,376	1,264,787

	$2,154,386	$2,237,666

The accompanying notes are an integral part of the consolidated financial statements.

2                                            First Quarter 2003 Interim Report
For Canadian Regulatory Purposes — Restated

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
In accordance with Canadian generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)
(Unaudited)

	Three Months Ended March 31
	2003	2002
	(Restated — note 2)
REVENUE
Product sales	$126,914	$129,854
Research and development	2,600	5,713
Co-promotion, royalty and licensing	61,876	19,686

	191,390	155,253

EXPENSES
Cost of goods sold	37,412	35,716
Research and development	18,006	10,468
Selling, general and administrative	46,708	38,826
Amortization	62,245	25,845
Recovery from product supply agreements [note 8]	(24,755)	—

	139,616	110,855

Operating income	51,774	44,398
Interest income	3,067	1,514
Interest expense	(9,982)	(1,693)
Foreign exchange loss	(4,841)	(511)

Income before provision for income taxes	40,018	43,708
Provision for income taxes	4,650	3,043

Net income	35,368	40,665

Earnings per share [note 9]
Basic	$0.22	$0.26

Diluted	$0.22	$0.24

Weighted average number of common shares outstanding (000s) [note 9]
Basic	158,197	153,668

Diluted	159,493	166,493

The accompanying notes are an integral part of the consolidated financial statements.

3                                            First Quarter 2003 Interim Report
For Canadian Regulatory Purposes — Restated

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT
In accordance with Canadian generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended March 31
	2003	2002
	(Restated — note 2)
Deficit, beginning of period	$(182,586)	$(1,935)
Net income	35,368	40,665

	(147,218)	38,730
Excess of cost of common shares acquired over the stated capital thereof	—	(209,717)

Deficit, end of period	$(147,218)	$(170,987)

The accompanying notes are an integral part of the consolidated financial statements.

4                                            First Quarter 2003 Interim Report
For Canadian Regulatory Purposes — Restated

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
In accordance with Canadian generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended March 31
	2003	2002
	(Restated — note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$35,368	$40,665
Add (deduct) items not involving cash
Depreciation and amortization	65,898	28,440
Amortization of deferred financing costs	684	380
Amortization of discounts on long-term obligations	2,090	693
Compensation cost for employee stock options	500	500
Other	4,214	(950)

	108,754	69,728
Net change in non-cash operating items [note 10]	(4,952)	41,689

Cash provided by operating activities	103,802	111,417

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(8,368)	(8,149)
Acquisitions of intangible assets	—	(227,000)
Acquisition of long-term investment	—	(2,509)

Cash used in investing activities	(8,368)	(237,658)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares, net of issue costs [note 7]	1,689	3,326
Repurchase of common shares	—	(260,291)
Proceeds from the exercise of warrants	—	306
Repayments under revolving term credit facility	(100,000)	—
Repayments of other long-term obligations	(40,000)	(4,000)
Issuance of Senior Subordinated Notes, net of financing costs	—	384,280

Cash provided by (used in) financing activities	(138,311)	123,621

Effect of exchange rate changes on cash and cash equivalents	22	1

Decrease in cash and cash equivalents	(42,855)	(2,619)
Cash and cash equivalents, beginning of period	56,080	434,891

Cash and cash equivalents, end of period	$13,225	$432,272

The accompanying notes are an integral part of the consolidated financial statements.

5                                            First Quarter 2003 Interim Report
For Canadian Regulatory Purposes — Restated

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In accordance with Canadian generally accepted accounting principles

(Tabular amounts are expressed in thousands of U.S. dollars, except number of shares and per share data)
(Unaudited)

1.     GOVERNING STATUTE AND NATURE OF OPERATIONS

  Biovail is incorporated under the laws of the Province of Ontario, Canada. The Company is a full-service pharmaceutical company engaged in the formulation of pharmaceutical products utilizing advanced oral drug delivery technologies, clinical testing, registration, manufacturing, sale and promotion of pharmaceutical products targeting the cardiovascular (including Type II diabetes), central nervous system, pain management and niche therapeutic areas. The Company's common shares trade on the New York Stock Exchange and the Toronto Stock Exchange.

2.     RESTATEMENT AND RECLASSIFICATION OF COMPARATIVE FIGURES

  During the course of the preparation of its annual consolidated financial statements, the Company determined that it had applied an inappropriate exchange rate to a Canadian dollar denominated long-term obligation. In December 2002, the Company acquired, through a subsidiary whose functional currency is the U.S. dollar, the rights to Wellbutrin® SR and Zyban in Canada from GlaxoSmithKline plc in a transaction denominated in Canadian dollars. At the date of acquisition, the Company recorded the acquired assets and the related long-term obligation in U.S. dollars at the exchange rate existing at that date. However, in the previously issued interim financial statements for 2003, the Company did not adjust the Wellbutrin® obligation to reflect changes in the exchange rate except for payments made on that obligation when a foreign exchange loss was recorded on those transactions. There was no payment made on the Wellbutrin® obligation in the three months ended March 31, 2003 and, as a result, there was no foreign exchange loss recorded in that period. Canadian generally accepted accounting principles ("GAAP") require monetary balances denominated in a currency other than an entity's functional currency be translated to reflect the exchange rates in existence at each balance sheet date. Consequently, the translation of the Wellbutrin® obligation, using the exchange rate existing at March 31, 2003, had the following impact on the Company's previously reported results of operations for the three months ended March 31, 2003:

Three Months Ended March 31 2003
Net income as previously reported	$40,760
Foreign exchange adjustment	(5,392)

Net income as restated	$35,368

Basic earnings per share
As previously reported	$0.26
As restated	$0.22
Diluted earnings per share
As previously reported	$0.26
As restated	$0.22

March 31 2003
Current portion of long-term obligations as previously reported	$113,196
Foreign exchange adjustment	5,392

Current portion of long-term obligations as restated	$118,588

  Prior to September 30, 2003, the Company included foreign exchange gains or losses as a component of selling, general and administrative expenses. During the course of the preparation of its annual consolidated financial statements, the Company

6                                            First Quarter 2003 Interim Report
For Canadian Regulatory Purposes — Restated

  decided to present foreign exchange gains or losses (including the adjustment above) as an individual line item below operating income. Comparative figures have been reclassified to conform to this new presentation.

3.     SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

  The accompanying unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with Canadian GAAP. The interim financial statements have been prepared using accounting policies that are consistent with policies used in preparing the Company's 2002 annual audited consolidated financial statements. Accordingly, these unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto contained in the Company's Annual Report For Canadian Regulatory Purposes for the fiscal year ended December 31, 2002.

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

4.     INVENTORIES

	March 31 2003	December 31 2002
Raw materials	$23,304	$14,949
Work in process	13,376	11,901
Finished goods	28,795	26,197

	$65,475	$53,047

5.     INTANGIBLE ASSETS

	March 31, 2003		December 31, 2002
	Cost	Accumulated amortization	Cost	Accumulated amortization
Brand names	$596,223	$55,428	$596,223	$47,794
Product rights	588,812	94,047	596,105	61,156
Acquired research and development	513,639	134,219	513,639	113,120
Core technology	18,885	2,700	18,885	2,385

	1,717,559	$286,394	1,724,852	$224,455

Less accumulated amortization	286,394		224,455

	$1,431,165		$1,500,397

  Amortization expense amounted to $62,245,000 and $26,114,000 for the three months ended March 31, 2003 and 2002, respectively.

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For Canadian Regulatory Purposes — Restated

6.     LONG-TERM OBLIGATIONS

	March 31 2003	December 31 2002
	(Restated — note 2)
Senior Subordinated Notes	$400,000	$400,000
Unamortized discount	(2,555)	(2,646)

	397,445	397,354
Wellbutrin® obligation	76,009	69,961
Vasotec® obligation	68,904	67,942
Zovirax obligation	41,037	80,656
Revolving term credit facility	10,000	110,000
Deferred compensation	6,363	6,198

	599,758	732,111
Less current portion	118,588	122,590

	$481,170	$609,521

  Interest expense on long-term obligations amounted to $9,284,000 and $1,396,000 for the three months ended March 31, 2003 and 2002, respectively. Interest expense included the amortization of the discounts on long-term obligations of $2,091,000 and $693,000 for the three months ended March 31, 2003 and 2002, respectively.

  Revolving term credit facility

  At March 31, 2003, the Company had advances of $10,000,000 borrowed under the credit facility and a letter of credit of $93,170,000 issued under the credit facility. The letter of credit secures the remaining semi-annual payments the Company is required to make under the Vasotec® and Vaseretic® agreement. The Company had a remaining balance of $496,830,000 available to borrow under the credit facility.

  Interest rate swap contracts

  The fair value of the fixed rate 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes") is affected by changes in interest rates. The Company manages this exposure to interest rate changes through the use of interest rate swap contracts. In June 2002, the Company entered into three interest rate swap contracts of aggregate $200,000,000 notional amount, which have been designated as a hedge of the Notes. The interest rate swaps effectively modify the Company's exposure to interest rate fluctuations by converting the interest payable on one-half of the fixed rate Notes to a floating rate. The contracts involve the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments, based on six-month London Interbank Offering Rate plus a spread of 2.69% to 2.99%, without an exchange of the underlying principal amount. Net receipts or payments relating to the interest rate swaps are recorded as an adjustment to interest expense.

  At March 31, 2003, the fair value of the interest rate swap contracts was an unrecognized gain of $19,044,000.

7.     COMMON SHARES

  The authorized capital of the Company consists of an unlimited number of common shares without par value. The Company had 158,251,371 and 158,120,144 issued and outstanding common shares at March 31, 2003 and December 31, 2002, respectively. During the three months ended March 31, 2003, the Company issued 131,227 common shares on the exercise of stock options for proceeds of $1,689,000.

8                                            First Quarter 2003 Interim Report
For Canadian Regulatory Purposes — Restated

  Stock-based compensation

  The number of stock options outstanding at March 31, 2003 and December 31, 2002 were 6,882,265 and 5,924,615, respectively. During the three months ended March 31, 2003, 1,134,020 stock options were granted, 131,227 stock options were exercised and 45,143 stock options were forfeited.

  Under the provisions of The Canadian Institute of Chartered Accountants' Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or can recognize compensation cost using another method, such as the intrinsic value-based method. However, if another method is applied, pro forma disclosure of net income and earnings per share must be presented in the financial statements as if the fair value-based method had been applied. All stock-based awards granted to non-employees must be accounted for at fair value.

  The Company recognizes employee stock-based compensation costs under the intrinsic value-based method. Accordingly, no compensation expense for stock options granted to employees at fair market value has been included in the determination of net income for the three months ended March 31, 2003 and 2002. For the three months ended March 31, 2003 and 2002, the Company recorded $500,000 of compensation expense in each period for stock options granted to employees of DJ Pharma, Inc. on acquisition. The following table presents the Company's pro forma net income and earnings per share as if the fair value-based method had been applied for all options granted:

	Three Months Ended March 31
	2003	2002
	(Restated — note 2)
Net income as reported	$35,368	$40,665
Total stock-based compensation expense determined under fair value-based method	5,240	3,009

Pro forma net income	30,128	37,656

Basic earnings per share
As reported	$0.22	$0.26
Pro forma	$0.19	$0.25
Diluted earnings per share
As reported	$0.22	$0.24
Pro forma	$0.19	$0.23

  The fair values of all stock options granted during the three months ended March 31, 2003 and 2002 were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Three Months Ended March 31
	2003	2002
Expected option life (years)	4.0	3.7
Volatility	53.6%	44.2%
Risk-free interest rate	4.1%	4.5%

9                                            First Quarter 2003 Interim Report
For Canadian Regulatory Purposes — Restated

  The Black-Scholes option-pricing model used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, the Company does not believe that these models necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

8.     RECOVERY FROM PRODUCT SUPPLY AGREEMENTS

  During the three months ended March 31, 2003, the Company reached settlements under previously disputed product supply agreements with: (i) Eli Lilly and Company ("Lilly"), with respect to Lilly's breach of contract due to its inability to supply Keftab to the Company, and (ii) Mylan Pharmaceuticals, Inc. ("Mylan"), with respect to Mylan's breach of contract relating to its supply to the Company of its bioequivalent version of Verelan ("Verapamil").

  Lilly

  In March 2003, the Company negotiated a full and final settlement with Lilly with respect to Lilly's failure to supply Keftab and, as a result, the Company returned all of its right, title and interest in Keftab to Lilly. The settlement payment included the following amounts: (i) the recoverable value of the Keftab product right recorded in intangible assets, (ii) compensation for the value of the destroyed Keftab inventory recorded as a long-term receivable from Lilly, (iii) a reimbursement for legal and other expenses incurred by the Company during the three months ended March 31, 2003, and (iv) interest. The remaining amount of the settlement payment was recorded as a recovery from product supply agreements and represented the gross profit lost by the Company on account of Lilly's recall of Keftab and a share of the value of the Keftab product right that was written-off by the Company in December 2001.

  Mylan

  In March 2003, an arbitration tribunal awarded the Company damages with respect to Mylan's failure to supply Verapamil. The settlement payment included the following amounts: (i) a reimbursement for legal expenses incurred by the Company during the three months ended March 31, 2003, and (ii) interest. The remaining amount of the settlement payment was recorded as a recovery from product supply agreements and represented the profit lost by the Company on sales of Verapamil.

10                                            First Quarter 2003 Interim Report
For Canadian Regulatory Purposes — Restated

9.     EARNINGS PER SHARE

  Earnings per share were computed as follows:

	Three Months Ended March 31
	2003	2002
	(Restated — note 2)
Net income	$35,368	$40,665

Basic weighted average number of common shares outstanding (000s)	158,197	153,668
Dilutive effect of stock options (000s)	1,296	3,892
Dilutive effect of warrants (000s)	—	8,933

Diluted weighted average number of common shares outstanding (000s)	159,493	166,493

Basic earnings per share	$0.22	$0.26
Diluted earnings per share	$0.22	$0.24

10.   CASH FLOW INFORMATION

  Net change in non-cash operating items

	Three Months Ended March 31
	2003	2002
Accounts receivable	$7,074	$28,186
Inventories	(12,293)	(4,277)
Deposits and prepaid expenses	(3,909)	459
Accounts payable and accrued liabilities	(1,992)	17,693
Income taxes payable	2,784	4,453
Deferred revenue	3,384	(4,825)

	$(4,952)	$41,689

11.   SEGMENTED INFORMATION

  The Company operates in one operating segment — the development and commercialization of pharmaceutical products. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

12.   SUBSEQUENT EVENT

  In April 2003, Biovail entered into an agreement with Athpharma Limited ("Athpharma") to acquire four cardiovascular products under development for $44,000,000. The four products under development are Bisochron (bisoprolol), a beta-1 selective beta-blocker formulation for the treatment of hypertension, Isochron (isosorbide-5-mononitrate), a long-acting nitrate formulation for the treatment of angina, and Hepacol I (pravastatin) and Hepacol II (simvastatin), two liver-selective

11                                            First Quarter 2003 Interim Report
For Canadian Regulatory Purposes — Restated

  statin formulations for the treatment of high cholesterol. Athpharma will complete the development of the products and Biovail will pay approximately $20,000,000 of the development costs. Biovail will also make aggregate payments of approximately $24,000,000 to Athpharma subject to the attainment of certain milestones and pay Athpharma royalties on the approval and commercialization of each product.

12                                            First Quarter 2003 Interim Report
For Canadian Regulatory Purposes — Restated

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (RESTATED)

In accordance with Canadian generally accepted accounting principles
(All dollar amounts are expressed in U.S. dollars)

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") prepared in accordance with Canadian generally accepted accounting principles ("GAAP") should be read in conjunction with the accompanying unaudited consolidated financial statements and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements and notes thereto contained in our Annual Report For Canadian Regulatory Purposes for the fiscal year ended December 31, 2002.

RESTATEMENT AND RECLASSIFICATION OF COMPARATIVE FIGURES

        During the course of the preparation of our annual consolidated financial statements, we determined that we had applied an inappropriate exchange rate to a Canadian dollar denominated long-term obligation. In December 2002, we acquired, through a subsidiary whose functional currency is the U.S. dollar, the rights to Wellbutrin® SR and Zyban in Canada from GlaxoSmithKline plc ("GSK") in a transaction denominated in Canadian dollars. At the date of acquisition, we recorded the acquired assets and the related long-term obligation in U.S. dollars at the exchange rate existing at that date. However, in our previously issued interim financial statements for 2003, we did not adjust the Wellbutrin® obligation to reflect changes in the exchange rate except for payments made on that obligation when a foreign exchange loss was recorded on those transactions. There was no payment made on the Wellbutrin® obligation in the first quarter of 2003 and, as a result, there was no foreign exchange loss recorded in that period. Canadian GAAP requires monetary balances denominated in a currency other than an entity's functional currency be translated to reflect the exchange rates in existence at each balance sheet date. Consequently, the translation of the Wellbutrin® obligation, using the exchange rate existing at March 31, 2003, resulted in a decrease in net income in the first quarter of 2003 from $40.8 million (basic and diluted earnings per share of $0.26) as previously reported to $35.4 million (basic and diluted earnings per share of $0.22) as restated. In addition, the current portion of long-term obligations increased from $113.2 million as previously reported to $118.6 million as restated.

        Prior to the fourth quarter of 2003, we included foreign exchange gains or losses as a component of selling, general and administrative expenses. During the course of the preparation of our annual consolidated financial statements, we decided to present foreign exchange gains or losses as an individual line item below operating income. Comparative figures have been reclassified to conform to this new presentation.

ACQUISITION

        In April 2003, we entered into an agreement with Athpharma Limited ("Athpharma") to acquire four cardiovascular products under development for $44 million. The four products under development are Bisochron (bisoprolol), a beta-1 selective beta-blocker formulation for the treatment of hypertension, Isochron (isosorbide-5-mononitrate), a long-acting nitrate formulation for the treatment of angina, and Hepacol I (pravastatin) and Hepacol II (simvastatin), two liver-selective statin formulations for the treatment of high cholesterol. Athpharma will complete the development of the products and we will pay approximately $20 million of the development costs. We will also make aggregate payments of approximately $24 million to Athpharma subject to the attainment of certain milestones and pay Athpharma royalties on the approval and commercialization of each product.

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For Canadian Regulatory Purposes — Restated

        We are in the process of determining the allocation of the purchase price; however, we anticipate that a substantial portion of the purchase price will be allocated to acquired research and development, which will be amortized over its estimated useful life.

RESULTS OF OPERATIONS

        Total revenue in the first quarter of 2003 was $191.4 million, an increase of $36.1 million or 23% from $155.3 million in the first quarter of 2002. Net income in the first quarter of 2003 was $35.4 million, or diluted earnings per share of $0.22, compared to net income of $40.7 million, or diluted earnings per share of $0.24, in the first quarter of 2002.

REVENUE

        Our revenue is derived from sales of pharmaceutical products, providing research and development services, and the co-promotion of pharmaceutical products, as well as from royalties and license fees. Product sales include sales of products developed and manufactured by us for distribution by our licensees and direct marketing to physicians in the United States and Canada of proprietary and in-licensed products. Research and development revenue relates to product development activity in collaboration with third parties and pharmaceutical contract research services. Fees for co-promotion services are earned on sales of co-promoted products developed by other companies. Royalties primarily arise on sales of the products we developed or acquired and from our interests in certain licensed products obtained through our acquisitions of Pharma Pass LLC and Pharma Pass S.A. (collectively, "Pharma Pass"). License fees are derived from the license of our technologies or product rights.

        The following table displays, for each period indicated, the dollar amount of each source of revenue and the total, and the percentage change in the dollar amount of each source and the total as compared to the corresponding prior year period.

	Three Months Ended March 31
(In 000s)	2003	2002	Percentage Change
Product sales	$126,914	$129,854	(2)%
Research and development	2,600	5,713	(54)%
Co-promotion, royalty and licensing	61,876	19,686	214%

	$191,390	$155,253	23%

Product sales

        Product sales were $126.9 million in the first quarter of 2003 compared to $129.9 million in the first quarter of 2002, a decrease of $3.0 million or 2%.

        In January 2003, we received U.S. Food and Drug Administration ("FDA") approval for Zovirax Cream, indicated for the treatment of cold sores, and we intend to launch this product in mid-2003.

14                                            First Quarter 2003 Interim Report
For Canadian Regulatory Purposes — Restated

        In February 2003, we received FDA approval for Teveten® HCT, indicated for the treatment of hypertension. In March 2003, we began to actively promote Teveten® HCT in the United States in collaboration with our co-promotion partner Reliant Pharmaceuticals LLC ("Reliant"). In addition to Teveten® HCT, our U.S. sales organization and Reliant are co-promoting our Cardizem® LA, Zovirax, Teveten®, Rondec and Cedax products in the United States.

        The added contribution from Teveten® HCT, as well as from Vasotec® and Vaseretic® in the United States and Wellbutrin® SR and Zyban® in Canada, was more than offset by a decline in Cardizem® CD sales that occurred in anticipation of our launch of Cardizem® LA in April 2003, resulting in an overall decline in product sales in the first quarter of 2003 compared to the first quarter of 2002.

        In April 2003, Andrx Corporation ("Andrx") received FDA approval to market its bioequivalent version of Tiazac® in the United States. Consequently, we expect a decline in our sales of Tiazac® following the entry of Andrx' product in the U.S. market. Tiazac® sales in the United States have historically represented a significant portion of our total product sales, accounting for approximately 10% of total product sales in the first quarter of 2003. We have launched our own bioequivalent version of Tiazac®, through our marketing partner — Forest Laboratories Inc. ("Forest"), to compete with Andrx' product. In addition, we are entitled to receive a royalty from Andrx based on the net sales of its product.

Research and development

        Research and development activities generated revenue of $2.6 million in the first quarter of 2003 compared to $5.7 million in the first quarter of 2002, a decrease of $3.1 million or 54%.

        In the first quarter of 2002, research and development revenue included revenue associated with the development of our once-daily formulation of bupropion hydrochloride ("Wellbutrin XL") in collaboration with GSK. During 2002, we completed the development of Wellbutrin XL and GSK filed a New Drug Application ("NDA") for the product in August 2002. In the first quarters of 2003 and 2002, our remaining research and development revenue was primarily generated from clinical research and laboratory testing services provided to external customers by our contract research operation.

Co-promotion, royalty and licensing

        Co-promotion, royalty and licensing activities generated revenue of $61.9 million in the first quarter of 2003 compared to $19.7 million in the first quarter of 2002, an increase of $42.2 million or 214%.

        In the first quarters of 2003 and 2002, co-promotion revenue was related to the co-promotion of GSK's Wellbutrin SR in the United States and the co-promotion of H. Lundbeck A/S' Celexa in Canada. In the first quarter of 2003, we concluded our co-promotion of Wellbutrin SR in the United States and we earned the final quarterly increment from GSK of $10 million.

        Royalty revenue increased in the first quarter of 2003 compared to the first quarter of 2002 due to the contribution from our interest in the gross profit on sales by a third party of a bioequivalent version of Prilosec. In the first quarters of 2003 and 2002, most of our remaining royalty revenue was

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derived from royalties on sales of Tiazac® by Forest and from royalties associated with sales of bioequivalent versions of Cardizem® by third parties.

OPERATING EXPENSES

        The following table displays, for each period indicated, the dollar amount of each operating expense item and the total, and the percentage change in the dollar amount of each item and the total as compared to the corresponding prior year period.

	Three Months Ended March 31
(In 000s)	2003	2002	Percentage Change
Cost of goods sold	$37,412	$35,716	5%
Research and development	18,006	10,468	72%
Selling, general and administrative	46,708	38,826	20%
Amortization	62,245	25,845	141%

	$164,371	$110,855	48%

Cost of goods sold and gross margins

        Cost of goods sold was $37.4 million in the first quarter of 2003 compared to $35.7 million in the first quarter of 2002, an increase of $1.7 million or 5%.

        Gross margins based on product sales were 71% and 72% for the first quarters of 2003 and 2002, respectively. Gross margins are impacted period to period by sales volumes, pricing, product mix and manufacturing volumes. The gross margin in the first quarter of 2003 was affected by a lower proportion of higher margin Cardizem® CD sales in the overall product mix and the additions of Zovirax Ointment, Teveten® and Teveten® HCT sales, which had lower margins relative to other of our products, offset by the inclusion of Vasotec® and Vaseretic® sales, which generated higher margins relative to other of our products.

Research and development

        Research and development expenses were $18.0 million in the first quarter of 2003 compared to $10.4 million in the first quarter of 2002, an increase of $7.6 million or 72%. As a percentage of total revenue, research and development expenses were 9% in the first quarter of 2003 compared to 7% in the first quarter of 2002.

        Research and development expenses reflect direct spending on the development of branded and bioequivalent products utilizing advanced oral drug delivery technologies. In the ordinary course of business, we enter into research and development collaborations with third parties to provide formulation and other services for our products under development. These third party developers are typically compensated through a combination of fees for service, milestone payments and/or royalty payments from future sales of the products under development.

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        The increase in research and development expenses in the first quarter of 2003 compared to the first quarter of 2002 reflected an increase in clinical activity to support the upcoming submission of a supplemental NDA for an angina indication for Cardizem® LA, as well as to support the upcoming NDA submissions for our once-daily formulations of tramadol, for the signs and symptoms of osteoarthritis, and metformin, for the treatment of Type II diabetes.

Selling, general and administrative

        Selling, general and administrative expenses were $46.7 million in the first quarter of 2003 compared to $38.8 million in the first quarter of 2002, an increase of $7.9 million or 20%. As a percentage of total revenue, selling, general and administrative expenses were 24% in the first quarter of 2003 compared to 25% in the first quarter of 2002.

        The increase in selling, general and administrative expenses in the first quarter of 2003 compared to the first quarter of 2002 reflected an increase in costs associated with our expanded U.S. sales organization, as well as co-promotion fees payable to Reliant and sales and marketing costs associated with the launch of Teveten® HCT.

Amortization

        Amortization expense was $62.2 million in the first quarter of 2003 compared to $25.8 million in the first quarter of 2002, an increase of $36.4 million or 141%. As a percentage of total revenue, amortization expense was 33% in the first quarter of 2003 compared to 17% in the first quarter of 2002.

        The increase in amortization expense in the first quarter of 2003 compared to the first quarter of 2002 reflected the incremental amortization associated with the acquired research and development of Pharma Pass, the acquisitions of Vasotec® and Vaseretic® in the United States and Wellbutrin® and Zyban® in Canada, as well as the amortization of our interest in the gross profit on sales of a bioequivalent version of Prilosec.

Recovery from product supply agreements

        The $24.8 million reduction in operating expenses attributable to recovery from product supply agreements related to our settlements with Eli Lilly and Company ("Lilly"), with respect to Lilly's breach of contract due to its inability to supply us with Keftab, and with Mylan Pharmaceuticals, Inc. ("Mylan"), with respect to Mylan's breach of contract relating to its supply to us of its bioequivalent version of Verelan.

OPERATING INCOME

        Operating income was $51.8 million in the first quarter of 2003 compared to $44.4 million in the first quarter of 2002, an increase of $7.4 million or 17%. As a percentage of total revenue, operating income was 27% in the first quarter of 2003 compared to 29% in the first quarter of 2002.

        The increase in operating income in the first quarter of 2003 compared to the first quarter of 2002 was mainly due to the contribution from our interest in the gross profit on sales of a bioequivalent

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version of Prilosec, net of the related amortization expense, and the recovery from product supply agreements. Operating income in the first quarter of 2003 compared to the first quarter of 2002 was reduced by the amortization of the acquired research and development of Pharma Pass.

NON-OPERATING ITEMS

Interest income and expense

        Interest income was $3.1 million in the first quarter of 2003 compared to $1.5 million in the first quarter of 2002. Interest income in the first quarter of 2003 included interest on our settlements with Lilly and Mylan. In the first quarters of 2003 and 2002, our remaining interest income was earned on our investment portfolio, which is comprised primarily of high-grade government and corporate securities.

        Interest expense was $10.0 million in the first quarter of 2003 compared to $1.7 million in the first quarter of 2002, an increase of $8.3 million or 490%. The increase in interest expense in the first quarter of 2003 compared to the first quarter of 2002 was primarily related to interest on our 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes"). In June 2002, we entered into three interest rate swap contracts of aggregate $200 million notional amount, which are designated as a hedge of one-half of our Notes. The contracts involve the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments based on six-month London Interbank Offering Rate ("LIBOR") plus a spread. Net receipts or payments relating to the interest rate swaps are recorded as an adjustment to interest expense.

Foreign exchange loss

        We recorded a foreign exchange loss of $4.8 million in the first quarter of 2003 compared to $0.5 million in the first quarter of 2002. The foreign exchange loss in the first quarter of 2003 was primarily related to the translation to U.S. dollars of our Canadian dollar denominated obligation to GSK for the rights to Wellbutrin® SR and Zyban in Canada, and was the result of a strengthening of the Canadian dollar relative to the U.S. dollar during that period.

Provision for income taxes

        Our tax rate was affected by the relative profitability of our operations in various foreign tax jurisdictions. We recorded provisions for income taxes of $4.7 million and $3.0 million in the first quarters of 2003 and 2002, respectively. The low effective tax rate reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. In addition, our effective tax rate was affected by the low profitability of our operations in the United States due to the expansion of our sales organization and sales and marketing expenses related to new product launches.

EBITDA

        EBITDA, defined as earnings before interest, taxes, depreciation and amortization, is a non-GAAP measure that does not have a standardized meaning and, as such, may not be comparable to similarly

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titled measures presented by other companies. We disclose EBITDA because we understand that certain investors use it as an indicator of a company's ability to meet debt service and capital expenditure requirements. This measure should not be considered in isolation or as a substitute for operating income, or as an indicator of our operating performance, or compared to cash flows from operating activities as a measure of liquidity. The following table displays the calculation of EBITDA.

	Three Months Ended March 31
(In 000s)
	2003	2002
Net income	$35,368	$40,665
Net interest expense	6,915	179
Provision for income taxes	4,650	3,043
Depreciation and amortization	65,898	28,440

EBITDA	112,831	72,327

        EBITDA was $112.8 million in the first quarter of 2003 compared to $72.3 million in the first quarter of 2002, an increase of $40.5 million or 56%. As a percentage of total revenue, EBITDA was 59% in the first quarter of 2003 compared to 47% in the first quarter of 2002.

        We disclose the ratio of EBITDA compared to interest expense because we understand that certain investors use it as an indicator of a company's ability to meet debt service requirements. This ratio is not necessarily comparable to similarly titled measures presented by other companies. The ratio of EBITDA to interest expense was 11.3 times and 42.7 times for the first quarters of 2003 and 2002, respectively.

LIQUIDITY AND CAPITAL RESOURCES

        At March 31, 2003, we had cash and cash equivalents of $13.2 million compared to cash and cash equivalents of $56.1 million at December 31, 2002. We also maintain a $600 million revolving term credit facility, which may be used for general corporate purposes, including acquisitions. At March 31, 2003, we were in compliance with all financial and non-financial covenants associated with our credit facility. At March 31, 2003, we had advances of $10 million borrowed under our credit facility and we had a letter of credit with a balance of $93.2 million issued under our credit facility. The letter of credit secures the remaining semi-annual payments we are required to make under the Vasotec® and Vaseretic® agreement. At March 31, 2003, we had a remaining balance of $496.8 million available to borrow under our credit facility.

        Cash provided by operating activities was $103.8 million in the first quarter of 2003 compared to $111.4 million in the first quarter of 2002. Cash provided by operating activities reflected net income, after adjustments for items not involving cash, of $108.8 million in the first quarter of 2003 compared to $69.7 million in the first quarter of 2002. Net changes in non-cash operating items used cash of $5.0 million in the first quarter of 2003, mainly due to an increase in inventories, offset by a decrease in accounts receivable. Net changes in non-cash operating items provided cash of $41.7 million in the

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first quarter of 2002, mainly due to a decrease in accounts receivable and increases in accounts payable and accrued liabilities.

        Net cash used in investing activities was $8.4 million in the first quarter of 2003 compared to $237.7 million in the first quarter of 2002. In the first quarter of 2003, investing activities comprised additions to property, plant and equipment. In the first quarter of 2002, investing activities comprised additions to property, plant and equipment of $8.1 million, the acquisitions of the rights to Zovirax and Teveten® for $133 million and $94 million, respectively, and an equity investment in Procyon Biopharma Inc. of $2.5 million.

        Net cash used in financing activities was $138.3 million in the first quarter of 2003 compared to net cash provided by financing activities of $123.6 million in the first quarter of 2002. In the first quarter of 2003, financing activities comprised proceeds of $1.7 million from the issuance of common shares on the exercise of stock options, the repayment of $100 million under our credit facility and the repayment of $40 million of the Zovirax obligation. In the first quarter of 2002, financing activities comprised proceeds of $3.3 million from the issuance of common shares on the exercise of stock options and warrants, as well as through our Employee Stock Purchase Plan, the repurchase of our common shares on the open market, under our stock repurchase program, for $260.3 million, the repayment of $4 million of the Adalat obligation and net proceeds of $384.3 million from the issuance of our Notes.

        Overall, our cash and cash equivalents decreased by $42.9 million and $2.6 million in the first quarters of 2003 and 2002, respectively.

Obligations and other matters

        At March 31, 2003, we had total long-term obligations of $599.8 million, including the current portion thereof, comprising the carrying value of our Notes of $397.4 million, obligations related to the acquisitions of intangible assets of aggregate $185.9 million, borrowings under our credit facility of $10 million and other of $6.4 million.

        On November 5, 2001, we filed a $1.5 billion base shelf prospectus with the Canadian provincial securities commissions covering the potential sale of any combination of common shares, debt securities or warrants. On the same date, we filed a registration statement on Form F-10 covering those securities with the U.S. Securities and Exchange Commission ("SEC") under the multijurisdictional disclosure system. We may offer one or more of these types of securities in one or more offerings during the succeeding 25 months. One or more shareholders may also sell common shares pursuant to the base shelf prospectus. We will not receive any of the proceeds from any sale of common shares by the selling shareholders.

        At March 31, 2003, we had a balance of $424.4 million available under our base shelf prospectus to offer at our discretion. Our base shelf prospectus will expire in December 2003.

        We believe that the cash expected to be generated from our operations during 2003 along with existing capital resources and sources of financing will be sufficient to support most of our remaining 2003 operational, capital expenditure and interest requirements and our investment objectives, as well as to meet our obligations as they become due. We may issue additional debt in the remainder of 2003

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to fund any remaining cash requirements. There can be no assurance that, if required, we would be able to issue such debt on favourable terms.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations and equity market prices on long-term investments. We currently use derivative financial instruments to manage our exposure to interest rate risk. We use derivative financial instruments as a risk management tool and not for trading or speculative purposes.

        Inflation has not had a significant impact on our results of operations.

Foreign currency risk

        We operate internationally but a majority of our revenue and expense activities and capital expenditures are transacted in U.S. dollars. Our only other significant transactions are in Canadian dollars. A 10% change in foreign currency exchange rates would have a material effect on our consolidated results of operations, financial position or cash flows.

Interest rate risk

        The primary objective of our investment policy is the protection of principal and, accordingly, we invest in high-grade government and corporate securities with varying maturities, but typically less than 90 days. External independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

        We are exposed to interest rate risk on borrowings under our credit facility. Our credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar bankers' acceptance. At our option we may lock in a rate of interest for a period of up to one year.

        The imputed rates of interest used to discount our long-term obligations related to the acquisitions of intangible assets are fixed and therefore the fair values of those obligations are affected by changes in interest rates.

        The fair value of our fixed rate Notes is affected by changes in interest rates. We manage this exposure to interest rate changes through the use of interest rate swap contracts, which effectively modify our exposure to interest rate fluctuations by converting one-half of our fixed rate Notes to floating rate. At March 31, 2003, the fair value of the contracts was an unrecognized gain of $19.0 million in our favour.

        Based on our overall interest rate exposure at March 31, 2003, a 10% change in interest rates would not have a material effect on our consolidated results of operations, financial position or cash flows.

Investment risk

        We are exposed to investment risks on our investments in other companies. The fair values of our investments are subject to significant fluctuations due to stock market volatility and changes in general

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economic conditions. We regularly review the carrying values of our investments and record losses when events and circumstances indicate that there have been declines in their fair values. At March 31, 2003, we had investments without readily determinable market values of $72.7 million and investments with readily determinable market values at fair value of $7.6 million. Based on the carrying values of our investments with readily determinable market values at March 31, 2003, adverse changes of 25% and 50% in equity market prices would result in a corresponding decline in the total fair value of those investments of approximately $2 million and $4 million, respectively.

RECENT ACCOUNTING DEVELOPMENTS

        In December 2002, The Canadian Institute of Chartered Accountants ("CICA") issued EIC No. 132, "Share Purchase Financing". EIC No. 132 establishes the accounting treatment for share purchase loans between an enterprise and its employees, officers, directors or other persons. EIC No. 132 is effective for fiscal years beginning on or after January 1, 2003. The adoption of EIC No. 132 did not have a material effect on our financial position or results of operations.

        In February 2003, the CICA issued Accounting Guideline ("AcG") No. 14, "Disclosures of Guarantees". AcG No. 14 establishes the disclosures to be made by a guarantor about its obligations under guarantees. AcG No. 14 is effective for fiscal years beginning on or after January 1, 2003. At March 31, 2003, we had no outstanding guarantees.

        In March 2003, the CICA issued EIC No. 134, "Accounting for Severance and Termination Benefits" and EIC No. 135, "Accounting for Costs Associated With Exit and Disposal Activities (Including Costs Incurred in a Restructuring). EIC No. 134 addresses the accounting treatment for severance and termination benefits both on an ongoing basis and in the context of exit and disposal activities and EIC No. 135 addresses the accounting treatment for costs incurred in connection with an exit or disposal activity. EIC Nos. 134 and 135 are effective for exit or disposal activities initiated after March 31, 2003. Effective April 1, 2003, we will account for any exit or disposal activities in accordance with EIC Nos. 134 and 135.

FORWARD-LOOKING STATEMENTS

        To the extent any statements made or incorporated by reference in this MD&A contain information that is not historical, these statements are essentially forward-looking. As such, these statements are subject to risks and uncertainties, including the difficulty of predicting FDA and Canadian Therapeutic Products Programme approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, production interruptions or supply delays at third party suppliers or at our own manufacturing facilities, the outcome of litigation, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in our filings with the securities commissions or other securities regulatory authorities in Canada, including the risks set forth in Item 3 of our Annual Information Form for the fiscal year ended December 31, 2002, and with the SEC.

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BIOVAIL CORPORATION FIRST QUARTER 2003 INTERIM REPORT INDEX
CONSOLIDATED BALANCE SHEETS
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BIOVAIL CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (RESTATED) In accordance with Canadian generally accepted accounting principles (All dollar amounts are expressed in U.S. dollars)